Exhibit 11

          DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES
               FOR POLICIES PURSUANT TO RULE 6E-3(T)(B)(l2)(III)

This document sets forth the administrative procedures that will be followed by Security Life of Denver ("Security Life") in connection with the issuance of its joint and survivor flexible premium variable universal life insurance policies (the "policies") issued through Security Life Separate Account Ll (the "Separate Account"), the transfer of assets held under the policies, and the redemption of interests in policies.

I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

     A.  Offering of the Policy

         The policy is offered on two lives to persons or entities who satisfy certain suitability standards ("owners"). The policy may be purchased to acquire insurance on the lives of two individuals (joint "insureds") in whom the owner has an insurable interest. Security Life requires satisfactory evidence of each of the insured's insurability, which may include a medical examination. The available issue ages are 0 through
         90. Age is determined on the insured's age as of the birthday nearest the policy date. The joint equivalent age of the insured individuals is based on the sum of both insured's ages divided by two. It cannot exceed age 85 at time of issue, and must be at least 15.

         The minimum stated death benefit is $250,000 for Variable Survivorship Universal Life ("VSUL"). For Estate Designer ("ED"), the minimum stated death benefit is $1,000; however, the required minimum total death benefit is $500,000. The total death benefit includes stated death benefit plus coverage provided under a term rider.

         Acceptance of an application depends on Security Life's underwriting rules. Security Life reserves the right to reject an application for any reason.

         If a policy has more than one owner (joint owners), then transactions under the policy except telephone transfers of account value require the authorization of all owners.

     B.  Cost of Insurance Charges Structure, Payments and Underwriting
         Standards

         Security Life places the joint insureds in a premium class when the policy is issued, based on underwriting. This original premium class applies to the initial stated death benefit.

         The current cost of insurance charge rate for a policy is based on the age at issue, sex, and premium class of the insured, and on the policy year, and therefore varies from time to time. Security Life currently places insureds in the following premium classes, based on underwriting: Standard Tobacco (ages 15-90); Standard Nontobacco (ages 15-90), or Preferred

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         (ages 15-90). Or, insureds may be placed in a substandard rate class, with a higher mortality risk that the standard tobacco or standard nontobacco classes.

         Additionally, an uninsurable rating may be assessed to an individual that is rated higher than table P. The uninsurable rating will be handled in the unideath calculation the same way a table rating is except the percentage will be higher. The uninsurable rating is capped at the later of age 65 or 15 years from issue.

         Security Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance premiums set forth in the policies. The guaranteed cost of insurance rate for standard classes are based on the 1980 Commissioners' Standard ordinary mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Premiums (1980 CSO Tables). The guaranteed cost of insurance rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

         Security Life's current cost of insurance may be less than the guaranteed cost of insurance that is set forth in the policy. Current cost of insurance rates will be determined based on Security Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time.

         Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco class are equal to or lower than guaranteed cost of insurance for an insured of the same age and sex in a standard tobacco class. Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco or tobacco class are generally lower than guaranteed cost of insurance for an insured of the same age and sex and tobacco status in a substandard class.

         The cost of insurance for the policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actually determined, reflecting factors such as age, sex, health, and underwriting method. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing higher risks. Although there will be no uniform cost of insurance charges for ail insureds for a given stated death benefit there will be a uniform cost of insurance charge for all insureds of the same issue age, sex, policy duration and underwriting classification

         If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental and/or rider benefits, and if the misstatement becomes known during the lifetime of the insured, then policy values will be adjusted to those based on the correct monthly deductions (reflecting the correct age or sex) since the policy date. If the policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun on such date, and notification will be sent to the owner at least 61 days prior to the end of the grace period. See "Policy Termination and Grace Period," below.

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         The policy provides coverage on joint insureds named under the policy and a Death Benefit payable upon the death of the second insured. The policy will remain in force as long as the policy's cash surrender value is sufficient to cover the charges due. Security Life guarantees that a policy will remain in force during the special continuation period, regardless of the sufficiency of the cash surrender value, if the sum of the premiums paid to date, less any partial cash surrenders and policy debt equals or exceeds the minimum monthly premium (shown in the policy) multiplied by the number of complete policy months since the policy date, including the current policy month. The special continuation period is five years following the policy date.

         An extended minimum guaranteed period may be available under a Guaranteed Minimum Death Benefit Rider for VSUL policies. This feature is not offered on ED policies.

         The minimum monthly premium is calculated for each policy based on the joint equivalent age, sex and premium class of each insured, the requested stated death benefit and supplemental or rider benefits. The minimum monthly premium may change as a result of changes to the stated death benefit, the death benefit option, ratings, and supplemental or rider benefits. Security Life will notify the owner of any change in the minimum monthly premium.

         On or after one year from the policy date, the owner may request a reduction in the stated death benefit, by notice to Security Life, subject to the following rules. If a change in the stated death benefit would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the policy as a life insurance contract, Security Life will refund promptly to the owner the excess above the premium limitations.

         The minimum amount of a decrease in stated death benefit is $1,000. The decrease in stated death benefit will become effective on the next monthly processing date following the date that the decrease is approved by Security Life. Security Life reserves the right to decline a requested decrease in the stated death benefit if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to the owner would have to be made from the accumulated value for compliance with the guideline premium limitations, and the amount of such payments would exceed the cash surrender value under the policy.

         At any time after issue the owner may request an increase in the stated death benefit. An increase in the stated death benefit must be at least $1,000 (unless the increase is effected pursuant to a rider providing for automatic, scheduled increases in stated death benefit), and an application must be submitted. An increase requires satisfactory evidence of insurability and must meet Security Life's underwriting rules. The increase in stated death benefit will become effective on the next monthly processing date following the date the request is approved. The account value will reflect a monthly deduction (as of the effective date) based on the increased stated death benefit.

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         Security Life will determine a cost of insurance rate for each increase in coverage based on the joint equivalent age of the insureds at the time of the increase. The following rules will apply for purposes of determining the risk amount for each rate.

         When an increase in stated death benefit is requested, Company conducts underwriting before approving the increase (except as noted below) to determine whether a different premium class will apply to the increase. If the premium class for the increase has lower cost of insurance rates than the original premium class, then the premium class for the increase will also be applied to the initial stated death benefit. If the premium class for the increase has higher cost of insurance rates than the original premium class, the premium class for the increase will apply only to the increase in stated death benefit, and the original premium class will continue to apply to the initial stated death benefit.

         For the purposes of determining the risk amount associated with a stated death benefit, Security Life will attribute the account value solely to the initial stated death benefit unless the account value exceeds the initial stated death benefit. If the account value exceeds the initial stated death benefit, the excess will be considered attributable to the increases in stated death benefit in the order of the increases. If there is a decrease in stated death benefit after an increase, a decrease is applied first to decrease prior increases in stated death benefit, starting with the most recent increase.

         The policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for their insured resident, Security Life will comply.

     C.  Application and Payment Processing

         To purchase a policy, an application must be completed and submitted through an authorized Security Life agent. The initial premium payment must be at least equal to the scheduled premiums from the policy date through the investment date. The Policy Date is used to determine the monthly processing date, coverage effective date and policy anniversaries. The policy coverage is effective on the policy date. The policy date is:
              1)  the date specified on the application;
              2)  the back-date of the policy to save age;

         or, if neither 1) or 2) apply, it is the date all underwriting and administrative requirements are met if the initial premium has been received. Otherwise it is the date the initial premium is received by Security Life.

         The Investment Date is the date that Security Life allocates funds to the Policy. It is the next valuation date following the date that we have received the initial premium, approved the policy for issue and have received all issue requirements. It generally is the same as the policy date.

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         As provided for under state insurance law, the owner, to preserve insurance age, may be permitted to backdate the policy. In no case may the policy date be more than six months prior to the date the application was completed. Charges for the monthly deductions for the backdated period are deducted on the policy date. Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with Security Life's underwriting rules, temporary life insurance coverage may not exceed $3,000,000 and will not remain in effect for more than ninety
         (90) days.

         Planned periodic premiums and unscheduled premiums that are not underwritten will be credited to the policy and the net premium invested on the valuation date they are received by the home office. If an additional premium payment is rejected, Security Life will return the premium payment promptly, without adjustment.

         The policy date is the date from which policy months, years, and anniversaries are measured. A policy month is a one-month period beginning with a monthly date and ending with the day immediately preceding the next following monthly processing date. The monthly processing date is the same day as the policy date for each succeeding month. The monthly deduction is deducted on each monthly processing date.

         A policy year is a period of twelve months commencing with the policy date and ending with the day immediately preceding the next annual date. The annual date is the same day in each policy year as the policy date.

         The issue date, if the same as the policy date, is the date from which the suicide and contestable periods start. It is shown in the policy.

     D.  Allocation of Net Premiums

         On the investment date, the account value is equal to the initial net premium credited (initial premium payment less the premium expense charges), less monthly deductions made as the policy date (up to six months for backdated policies). On each investment date thereafter, the account value is the sum of the variable account, the guaranteed interest division, and the loan account. The account value will vary to reflect the performance of the subdivisions to which amounts have been allocated, interest credited on amounts allocated to the guaranteed interest division, interest credited on amounts in the loan account, charges, transfers, partial cash surrenders, loans and loan repayments. The net account value is account value minus outstanding policy debt. Cash surrender value is account value minus the applicable surrender charge on VSUL; or account value plus the applicable refund of sales charge on ED. Net cash surrender value is the cash surrender value minus outstanding policy debt.

         When applying for a policy, the owner selects a plan for paying level premium payments at specified intervals, e.g., quarterly, semiannually or annually, until the maturity date. If the owner elects, Security Life will arrange for payment of planned period premiums on a monthly basis under a pre-authorized bank draft. The owner is not required to pay premium payments in accordance with these plans; rather, the owner can pay more or less than planned or skip a

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         planned periodic premium entirely. Currently, there is no minimum amount for each premium. Security Life may establish a minimum amount 90 days after Security Life sends the owner a written notice of such increase. Subject to certain limits (described below), the owner can change the amount and frequency of planned periodic premiums whenever the owner wishes by sending notice to the home office. However, Security Life reserves the right to limit the amount of a premium payment or the total premium payments paid.

         In the application, the owner specifies the percentage of net premium to be allocated to each variable investment option and to the guaranteed interest division. Net premiums will generally be invested on the valuation date that Security Life receives them and in accordance with the allocations specified in the most recent instructions received from the owner.

         State guidelines regarding free look periods vary. Some states mandate that if an owner exercises his/her free look right he/she is entitled to a full premium refund. Other states mandate that should the owner exercise his/her free look option he/she is entitled to receive the value of the fund allocations plus the policy charges previously deducted.

         Amounts you designate for the guaranteed interest division will be invested into that division on the investment date. If the owner's state requires return of premium during the free look period, amounts designated for the variable division are initially invested into the Fidelity VIP Money Market Portfolio. Later these amounts are transferred from the Money Market Portfolio to the selected variable investment options, at the earlier of:
              1) five days after we mailed your policy and your state free look period has ended; or
              2) you have actually received your policy, we have received your delivery receipt and your state free look period has ended.

         If the owner's state provides for return of account value during the free look period or no free look period, amounts designated for the variable division are invested directly into the selected variable investment options.

         The net premium allocation percentages specified in the application will apply to subsequent premium payments until the owner instructs otherwise. The minimum allocation percentage that may be specified for investment option, including the guaranteed account is 1%, and all allocation percentages must be whole numbers. The sum of allocations must equal 100%. Security Life reserves the right to limit the number of investment options (18) to which account value may be allocated. An owner can change the allocation percentages at any time, by sending notice to the home office or if telephone privileges are in effect, the request can be received by phone. The change will apply to all premium payments received with or after receipt of the owner's notice.

     E.  Additional Payment

         Additional unscheduled premium payments can be made at any time while the policy is in force. Premium payments after the initial premium payment must be made to the home office.

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         Security Life has the right to limit the number and amount of such premium payments. Total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. Security Life will promptly refund the portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.

         Security Life reserves the right to reject a requested increase in planned periodic premiums, or unscheduled premium. Security Life also reserves the right to require satisfactory evidence of insurability prior to accepting a premium which increases the risk amount of the policy. No premium payment will be accepted after the maturity date.

         The owner may specify that a specific unscheduled payment is to be applied as a repayment of policy debt.

         The payment of premiums may cause a policy to be a modified endowment contract under the Internal Revenue Code. If acceptance of a premium paid would, in Security Life's view, cause the policy to become a Modified Endowment Contract, then to the extent feasible Security Life will not accept that portion of the premium that would cause the policy to become a Modified Endowment Contract unless the owner confirms in writing that it is his/her intent to convert the policy to a Modified Endowment Contract. Security Life may return that portion of the payment pending receipt of instructions from the owner.

     F.  Policy Termination and Grace Period

         The policy terminates at the earliest of the end of the grace period, the surrender of the policy by the owner or the fulfillment of Security Life's obligations under the policy (i.e., payment of the death benefit proceeds).

         If the cash surrender value on a monthly processing date is less than the amount of the monthly deduction to be deducted and the special continuation period is not in effect, the policy will be in default. In addition, if on a monthly processing date the cash value less policy debt exceeds the amount of the monthly deduction due for the following policy month, the policy will be in default whether or not the special continuation period is in effect. An owner, and any assignee of record, will be sent notice of the default.

         The special continuation period is the first five policy years. If the special continuation period is in effect, Security Life guarantees that the client's policy will not lapse, regardless of its net cash surrender value, if on a monthly processing date the sum of all premiums received minus partial withdrawals and loans taken is greater than or equal to the sum of minimum monthly premiums from the inception of the policy to the current date. At the end of the special continuation period the client must pay enough premium to bring the net cash surrender value to zero plus the amount needed to pay the following two months' monthly deductions. If sufficient payment is not made, the policy will lapse.

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         If a policy goes into default, the owner will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period and for a period of two additional months or a sufficient amount to avoid termination of the policy due to excessive loans. Security Life will send notice of the amount required to be paid during the grace period ("grace period premium payment") to the owner's last known address and the address of the assignee of record. The grace period will begin when the notice is sent. An owner's policy will remain in effect during the grace period. If the second insured person should die during the grace period, the death benefit proceeds will still be payable to the beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the insured's death and for outstanding policy debt. If the grace period premium payment is not paid before the grace period ends, the policy will lapse. It will have no value and no benefits will be payable.

     G.  Reinstatement of a Policy Terminated for Insufficient Values

         The policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including a necessary premium payment and submission of satisfactory evidence of insurability.

     H.  Repayment of a Loan

         An owner may repay all or part of his/her policy debt at any time while at least one insured person is living and the policy is in force. Loan repayments must be sent to the home office and will be credited as of the date received. The owner may give Security Life notice that a specific unscheduled payment made while a loan is outstanding is to be applied as a loan repayment. When a loan repayment is made, account value in the loan division, in an amount equivalent to the repayment, is transferred from the loan division to the investment options in accordance with the owner's current net premium allocation instructions.

     I.  Policy Riders

         Supplemental or rider benefits may be available to be added to the policy. Monthly charges for these benefits or riders, if any, will be deducted from the account value as part of the monthly deduction. The following rider benefits may be available: Adjustable Term Insurance Rider, Single Life Term Rider, Enhanced Death Benefit Corridor Option (VSUL only), and Guaranteed minimum Death Benefit (VSUL only).

         Additional rules and limits apply to these supplemental or rider benefits, and are set forth in the applicable endorsement or rider.


II.  TRANSFERS AMONG INVESTMENT DIVISIONS

     Several investment options under the Separate Account are available for allocation of Net Premiums paid under the policy, subject to certain limitations set forth in the policy. Each

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     investment option invests in shares or units of an underlying portfolio,
     Available investment options of the Separate Account invest in portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II, INVESCO Variable Investment Funds, Inc., Neuberger Berman Advisors Management Trust, Van Eck Worldwide Insurance Trust. All Funds are registered under the Investment Company Act of 1940 as an open-end management investment company. Additional funds may be available in the future.

     After the free-look period and prior to the maturity date, the owner may transfer all or part of the account value from investment options investing in one portfolio to other investment options, including the guaranteed interest division. An amount may be transferred from the guaranteed interest to the variable investment options. Subject to some restrictions, the minimum transfer amount is the lesser of $100 or the entire amount in that investment option. A transfer request that would reduce the amount in an investment option below $100 will be treated as a transfer request for the entire amount. Transfers from the guaranteed interest division are permitted only within the firs 30 days of a policy year. Transfer requests received within 30 days prior to a policy anniversary will be processed on the policy anniversary. Such transfers are limited in amount to the greatest of: 25% of the balance in the guaranteed interest division on the policy anniversary; the total withdrawn in the prior policy year; or $100. With the exception of the right to exchange (described below), Security Life reserves the right to limit the number or frequency of transfers permitted in the future.

     Security Life will make the transfer as of the end of the valuation period during which such transfer is received by Security Life. Currently, there is a limit (12) on the number of free transfers that can be made between investment options in a policy year. Currently, Security Life assesses an excess transfer charge of $25 for each transfer during a policy year in excess of the first twelve transfers. The excess transfer charge will be deducted from the investment option from which the requested transfer is being made, on a pro-rata basis.

     Telephone transfers will be accepted by telephone, provided the appropriate election has been provided to Security Life. Security Life reserves the right to suspend telephone transfer privileges at any time, for any reason, if Security Life deems such suspension to be in the best interests of owners.

     During the first twenty-four policy months following the policy date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, the owner may exercise a one-time Right to Exchange the policy by requesting that all of the variable account value be transferred to the guaranteed interest division. Exercise of the Right to Exchange is not subject to the excess transfer charge. Following the exercise of the Right to Exchange, net premiums may not be allocated to, and transfers of account value to the variable account will not be permitted. The other terms and conditions of the policy will continue to apply.

     Transfers may also be effected pursuant to a Dollar Cost Averaging Plan or Auto Rebalancing Plan elected by the owner as described in the current prospectus for the policies.

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III. REDEMPTION PROCEDURES, SURRENDER AND RELATED TRANSACTIONS

     A.  Surrender for Cash Surrender Value

         An owner may surrender the policy at any time for its net cash surrender value by submitting notice to the home office. Security Life may require return of the policy. A surrender charge may apply (VSUL only). A surrender request will be processed as of the valuation date the surrender notice and all required documents are received. Payment generally will be made within seven calendar days. An owner's policy will terminate and cease to be in force if it is surrendered. It cannot later be reinstated.

         Security Life will make the payment out of its general account and, at the same time, transfer assets from the Separate Account in an amount equal to the sum of account value (applicable to the policy) held in each variable investment option.

     B.  Death Claims

         The death benefit proceeds are equal to the sum of the base death benefit for each coverage segment under the death benefit option selected, calculated on the date of the second insured's death, plus supplemental or rider benefits, minus outstanding policy debt including accrued but unpaid interest, minus unpaid monthly deductions incurred prior to the date of death. If an insured's age or sex has been misstated in the application for the policy or in an application for supplemental or rider benefits, and if the misstatement becomes known after the death of the second insured person, then the death benefit under the policy or such supplemental or rider benefits will be that which the cost of insurance charge which was deducted from the account value on the last monthly processing date prior to the death of the second insured would have purchased for the correct sex and age.

         Security Life will pay interest at the rate declared by us or at a higher rate required by law.

         Security Life will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its Home Office of due proof of death of the second insured and all other requirements necessary to make payment. If the payment of the death benefit of a policy is contested, payment of proceeds may be delayed.

         The death benefit payable depends on the death benefit option in effect on the date of death. Subject to certain conditions, owners may change the death benefit option. Under Option 1 (VSUL and ED), the base death benefit is the greater of the specified amount or the applicable percentage of account value on the date of the second insured's death. Under Option 2 (VSUL and ED), the base death benefit is the greater of the specified amount plus the account value, or the applicable percentage of the account value on the date of the second insured's death. Under Option 3 (ED only), the base death benefit is the greater of the specified amount plus the sum of all premiums received, minus partial withdrawals or the applicable percentage of the account value on the date of the second insured's death.

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         The "Applicable Percentage" is the appropriate factor from the
         Definition of Life Insurance factors shown in the policy's appendix A or B. A table showing the applicable percentages for attained ages 0 to 100 is set forth in the policy.

         On or after one year from the policy date, the owner may change the death benefit option on the policy, by notice to Security Life, subject to the following rules. A change in the Death Benefit Option may be requested at least one day prior to a policy anniversary. After the change, the specified death benefit amount must still comply with the minimums set to issue a policy. The effective date of the change will be the next monthly processing date following the day that Security life approves the request for change. Security Life may require satisfactory evidence of insurability for some changes.

         An owner may change from death benefit option 1 to option 2, from option 2 to option 1 or (on ED only) from option 3 to option 1. On ED policies, NO change from death benefit option 1 or 2 to option 3, or option 3 to option 2 is permitted.

         When a change from Option 1 to Option 2 is made, the specified death benefit amount after the change is effected will be the specified death benefit before the change minus the account value on the effective date of the change. When a change from Option 2 to Option 1 is made, specified death benefit amount after the change will be the specified death benefit before the change plus the account value on the effective date of the change. When a change from Option 3 to Option 1 is made, the specified death benefit after the change is effected will be the specified death benefit before the change plus the sum of premiums received, minus partial withdrawals taken as of the effective date of the change.

         Security Life will make payment of the death benefit proceeds from its general account and, at the same time, will transfer the account value applicable to the policy out of the separate account to the general account.

     C.  Policy Loan

         After the first monthly processing date and while at least one insured is living, provided the policy is not in the grace period, the owner may borrow against the policy by submitting a request to the home office. The minimum amount of a loan is $100. The maximum loan amount is the net cash surrender value less monthly deductions to the next policy anniversary or 13 monthly deductions if the loan request is received within 30 days prior to a policy anniversary. Maximum loan amounts may be different if required by state law.

         An outstanding loan reduces the amount available for a new loan. A loan is processed as of the date the loan notice is approved. Loan proceeds generally will be sent to the owner within seven calendar days.

         When a policy loan is made, an amount sufficient to secure the loan is transferred out of the investment options and into the policy's loan division. Thus, a loan will have no immediate effect on the account value, but other policy values, such as the cash surrender value and the

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         death benefit proceeds, will be reduced immediately by the amount borrowed. This transfer is made from the-account value in each investment option in proportion to the account value in each on the date of the loan, unless the owner specifies that transfers be made from a specific investment option. An amount equal to due and unpaid loan interest which exceeds interest credited to the loan account will be transferred to the loan account on each policy anniversary. Such interest will be transferred from each investment option in the same proportion that account value in bears to the total unloaned account value.

         The loan account will be credited with interest at an effective annual rate of not less than the annual loan interest rate of 3%. Loan interest accrues daily at a compound annual interest rate of 3.75%. Interest is due in arrears on each policy anniversary. Outstanding loans (including unpaid interest added to the loan) plus accrued interest not yet due equals the policy debt.

     D.  Partial Withdrawals

         An owner may make partial cash surrenders (known as partial withdrawals) from the policy at any time after the first policy anniversary. An owner must submit a request to the home office. Each partial withdrawal must be at least $100. The maximum partial withdrawal is the amount which will leave $SOO as the net cash surrender value. When a partial withdrawal is taken, the amount of the withdrawal plus a service fee is deducted from the account value. This service fee is 2% of the amount of the withdrawal up to a maximum fee of $25, As of the date Security Life processes the partial withdrawal request, the cash value will be reduced by the partial withdrawal amount.

         Unless the owner requests that a partial cash surrender be deducted from specified investment options, it will be deducted from the investment options pro-rata in proportion to the account value in each.

         If death benefit Option 1 is in effect, Security life may reduce the specified death benefit amount. Security Life may reject a partial withdrawal request if it would reduce the specified death benefit amount below the amount required to issue the policy, or if the partial withdrawal would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Security Life.

         Partial withdrawals will be processed as of the valuation date the request is received by Security Life, and generally will be paid within seven calendar days.

     E.  Monthly Charges

         On each monthly processing date, Security Life will deduct from the account value the monthly deductions due, commencing as of the policy date. An owner's policy date is the date used to determine the applicable monthly processing date. The monthly deduction consists of
         (1) cost of insurance charges, (2) the monthly administrative charge, and (3) charges for supplemental or rider benefits. The monthly deduction is deducted from the investment options, including

Variable Survivorship/Estate Designer                          February 28, 2000
                                       12
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         the guaranteed interest division pro rata based on the account value in each, unless the owner has selected a designated deduction investment option for the policy.

     F.  Continuation of Coverage

         The maturity date is generally the insured's 100th birthday, and is shown in the policy.

         At the policy's maturity date, the owner may surrender the policy for its net cash surrender value. Or, he/she may allow insurance coverage to continue under the continuation of coverage feature. if the policy is in effect and surrendered, the target death benefit, which includes term rider coverage, becomes the specified death benefit amount. All riders are terminated. Policies with death benefit options 2 or 3 become policies with death benefit option 1. A one-time fee of $400 is deducted to cover all future costs of the policy and the account value is transferred into the Guaranteed Interest Division. No further premium payments can be made, however, loan and interest payments are accepted. All variable investment features terminate. Loans and partial withdrawals may be taken. The policy will continue until the death of the second insured person so long as it does not lapse.

     G.  Settlement Options

         During the insured's lifetime, the owner may elect that the Beneficiary receive the death proceeds other than in one sum. If this election has not been made, the Beneficiary may do so within 60 days after the second insured person's death. The owner may also elect to take the net cash surrender value under one of these options.

         Option I:    Payouts for a Designated Period: Payouts will be made in
                      1, 2, 4 or 12 installments per year as elected for a designated period, which may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000 of Account Value applied is shown in Settlement Option Table I in the Policy.

         Option II:   Life Income with Payouts Guaranteed for a Designated
                      Period: Payouts will be made in 1, 2, 4 or 12 installments per year throughout the payee's lifetime, or if longer, for a period of 5, 10, 15, or 20 years as elected. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000 of Account Value applied is shown in Settlement Option Table II in the Policy. This option is available only for ages shown in this Table.

         Option III:  Hold at Interest: Amounts may be left on deposit with us to be paid upon the death of the payee or at any earlier date elected. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. Interest may be accumulated or paid in 1, 2, 4 or 12 installments per year, as elected. Money may not be left on deposit for more than 30 years.

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         Option IV:   Payouts of a Designated Amount: Payouts will be made until proceeds, together with interest, which will be at the rate declared by us or at any higher rate required by law, are exhausted. Payouts will be made in 1, 2, 4, or 12 equal installments per year, as elected.

         Option V:    Other: The Owner may ask us to apply the money under any
                      other option that we make available at the time the benefit is paid.

         Payments under these options are not affected by the investment experience of any Division of our Variable Account. Instead, interest accrues pursuant to the options chosen. Payment options will also be subject to our rules at the time of selection. These alternate payment options are only available if the proceeds applied are $2000 or more and a periodic payment will be at least $20.

         The Beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

         We must approve any arrangements that involve a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (i.e., the rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving Age and survival.

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